                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No.       )*

                                  Ckrush, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    988923108
                                    ---------
                                 (CUSIP Number)

                               Joel I. Frank, Esq.
                              Hartman & Craven LLP
                               488 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 753-7500
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP NO. 988923108

1.   NAMES OF REPORTING PERSONS: Chester F. English III
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                 (a) [ ]     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): SC, AF, OO

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                             [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.

         NUMBER OF                  7.   SOLE VOTING POWER:         0
         SHARES
         BENEFICIALLY               8.   SHARED VOTING POWER:       3,533,768
         OWNED BY
         EACH                       9.   SOLE DISPOSITIVE POWER:    0
         REPORTING
         PERSON WITH                10.  SHARED DISPOSITIVE POWER:  3,533,768

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,533,768

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.1

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP NO. 988923108

1.   NAMES OF REPORTING PERSONS: Livingston Investments, L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 025 36 7221

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                 (a) [ ]     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): SC, OO

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                             [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Florida

         NUMBER OF                  7.   SOLE VOTING POWER:         0
         SHARES
         BENEFICIALLY               8.   SHARED VOTING POWER:       3,533,768
         OWNED BY
         EACH                       9.   SOLE DISPOSITIVE POWER:    0
         REPORTING
         PERSON WITH                10.  SHARED DISPOSITIVE POWER:  3,533,768

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  3,533,768

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.1

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): 00

Item 1.      Security and Issuer.

         This Statement on Schedule 13D relates to the common stock, par value
$.01 per share (the "Common Stock"), of Ckrush, Inc. (formerly Cedric Kushner
Promotions, Inc.), a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1414 Avenue of the Americas, Suite 406, New
York, NY 10019.

Item 2.      Identity and Background.

(a)-(c)  This Statement is being filed jointly by Chester F. English III ("Mr.
English"), who owns all of the outstanding membership interest of Livingston
Investments, L.L.C., a limited liability company formed under the laws of the
State of Florida ("Livingston"), which owns (i) 3,033,768 shares of Common Stock of the Issuer, (ii) a presently exercisable warrant to purchase 500,000 shares of Common Stock of the Issuer (the "Warrant") and (iii) a warrant not currently exercisable (the "Second Warrant") to purchase 7,500,000 shares of Common Stock of the Issuer (individually, a "Reporting Person" and, collectively, the
"Reporting Persons").*

Each of Mr. English and Livingston has a principal place of business and principal office at c/o Mark Brown, Esq., Kaye Scholer LLP, 777 South Flagler
Drive, Suite 900, West Palm Beach, Florida 33401.

Mr. English is the sole member of the LLC.

Mr. English's principal business is investing in and operating media properties.
The principal business of Livingston is investments in media properties.

(d)-(e)  None of Mr. English or Livingston has during the last five years (i)
been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or it, as the case may be, from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. English is a citizen of the United States of America.

-----------------------
* Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than Section 13(d) of the Act.

Item 3.      Source and Amount of Funds or Other Consideration.

On February 21, 2002, the Issuer (then known as "Zenascent, Inc."),
Zenascent Newco Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Newco"), Cedric Kushner Boxing, Inc., a Delaware corporation
("CKB"), Cedric Kushner Promotions, Ltd., a New York corporation, Cedric Kushner and James DiLorenzo entered into an Amended and Restated Agreement and Plan of
Merger (the "Merger Agreement") providing for the merger of Newco with and into
CKB, pursuant to which CKB would become a wholly-owned subsidiary of the Issuer.
The transactions contemplated by the Merger Agreement were consummated on April
30, 2002 and, in connection with such consummation, all issued and outstanding shares of common stock, par value $0.01 per share, of CKB (the "CKB Stock") were canceled and the holders thereof were issued securities convertible into or exercisable for Common Stock. In particular, the 24 shares of CKB Stock held by
Livingston were canceled and Livingston was issued 22,337.68 shares of Series C
Convertible Redeemable Preferred Stock, par value $0.01 per share, of the Issuer
("Series C Preferred Stock"), which were convertible into an aggregate of
2,233,768 shares of Common Stock.

As part of the transactions contemplated by the Merger Agreement, Livingston was issued the Warrant. The Warrant was initially exercisable for 1,000,000 shares of Common Stock at an exercise price of $1.24 per share but reduced to 500,000 shares of Common Stock at an exercise price of $.62 per share pursuant to the
Letter Agreement, dated September 10, 2002, by and between Zenascent, Inc. and
Livingston Investments, L.L.C. (the "Letter Agreement"). The Warrant was fully exercisable on the date of issuance and expires on April 30, 2007. The Warrant may be exercised on a "cashless basis" and is subject to adjustment in the event of stock dividends, split-ups, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations or the like.

Fifty percent of the outstanding shares of Series C Preferred Stock were, by their terms, convertible at any time into Common Stock (with the remainder of such shares of Series C Preferred Stock being convertible into Common Stock on or after April 29, 2005). Livingston converted all such shares of Series C
Preferred Stock. Accordingly, as of April 29, 2005, Livingston owned 2,233,768 shares of Common Stock.

On February 10, 2005, the Issuer entered into a binding term sheet (the "Term
Sheet") with Livingston and the Mackin Charitable Remainder Trust (the "Mackin
Trust"), a related party of Mr. English, pursuant to which the parties agreed to settle certain outstanding indebtedness of the Issuer and its subsidiaries due and owing and/or payable to Livingston and the Mackin Trust. Specifically, the
parties agreed to settle the following:

     -    The outstanding principal amount of a certain $1,000,000 Promissory
          Note dated March 15, 2002 owed by CKB to the Mackin Trust, together with all accrued and unpaid interest thereon;

     -    Other additional loans totaling approximately $220,000 owed by the
          Issuer to

          Livingston and its affiliates, together with all accrued and unpaid interest thereon; and

     -    All sums due and/or payable in the future by the Issuer to Livingston
          (totaling approximately $2,100,000) pursuant to a certain ten (10)
          year consulting agreement dated as of April 30, 2002 by and among the
          Issuer and its wholly-owned subsidiaries, Big Content, Inc. ("Big
          Content") and Cedric Kushner Promotions, Ltd., and Livingston (the
          "Consulting Agreement").

Pursuant to the Term Sheet, the Issuer, Livingston and Mackin executed definitive documentation as of November 1, 2005 and the Issuer paid the following amounts and issued the following securities to Livingston and/or the
Mackin Trust:

     -    The Issuer paid an aggregate of $143,000 and will pay an additional
          $257,000 in cash to Livingston and/or the Mackin Trust;

     -    The Issuer issued to Livingston the Second Warrant to purchase an aggregate of 7,500,000 shares of Common Stock, exercisable at $0.10 per share, 1,500,000 of which will vest on an annual basis commencing
          November 1, 2006 and each anniversary thereof;

     -    The Issuer issued 800,000 shares of Common Stock to Livingston; and

     -    The Issuer granted English Distribution, LLC ("English Distribution"), an affiliate of Mr. English, the exclusive right to license the electronic media rights to the boxing libraries owned by the Issuer's subsidiaries throughout the world (excluding the United States) for a three (3) year period. Pursuant to such license, English Distribution is entitled to a twenty (20%) percent commission from the license fees received by English Distribution. Seventy-five (75%) of the balance of the proceeds of any such license fees shall be paid to English
          Distribution and the remaining twenty-five (25%) percent of the proceeds shall be paid to the Issuer.

The Second Warrant expires on November 1, 2015. The Second Warrant also provides that it may be exercised on a "cashless basis". In addition, any unvested portion of the Second Warrant shall accelerate upon certain events deemed to constitute a change in control of the Issuer and become exercisable. Further, the number of shares of Common Stock to be received upon exercise of the Second
Warrant will be adjusted upon the occurrence of certain events, such as stock dividends, subdivisions, combinations, reorganizations, mergers, consolidations and sales, transfers or dispositions of assets.

Pursuant to a registration rights agreement (the "Registration Rights
Agreement"), the 800,000 shares of Common Stock and the shares of Common Stock underlying the Warrant and the Second Warrant have piggy-back registration rights, as well as one demand registration right in the event that the holder has not been able to utilize such piggy-back registration rights within 24 months from the date of issuance of the Second Warrant.

In consideration, and upon satisfaction, of the foregoing, Livingston and the
Mackin Trust agreed to (i) forgive the balance of the loans, (ii) release the security interest currently in place on the boxing film library owned by Big
Content, (iii) terminate the Consulting Agreement and to

forgive all payments currently due and to be due thereunder, and (iv) waive any rights that they may have to accelerate the Consulting Agreement.

The foregoing summary is qualified in its entirety by the full texts of the (i)
Merger Agreement, which was previously filed with the Securities and Exchange
Commission (the "SEC") as an Exhibit to the Issuer's Current Report on Form 8-K
filed on February 7, 2002, (ii) the Term Sheet which was previously filed with the SEC as an Exhibit to the Issuer's Current Report on Form 8-K filed on
February 15, 2005 and both of which are incorporated herein by reference, (iii)
the Zenascent, Inc. Warrant To Purchase Common Stock, dated April 30, 2002, issued to Livingston Investments, L.L.C., filed as an exhibit to this Schedule,
(iv) the Letter Agreement, filed as an exhibit to this Schedule and (v) the
Registration Rights Agreement, filed as an exhibit to this Schedule.

Item 4.      Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock of the Issuer to which this Schedule 13D relates solely for investment purposes. Other than the possible acquisition of additional shares of Common Stock upon exercise of the
Warrant and/or the Second Warrant, the Reporting Persons do not have any present plans or proposals which relate to or would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the
Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's Certificate of
Incorporation or by-laws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of the Issuer's securities to be deregistered or delisted;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration; or (j) any action similar to any of those enumerated above.
Each of the Reporting Persons expects to evaluate on an ongoing basis the
Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic conditions and other factors. Accordingly, each Reporting
Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any Reporting Person may purchase additional shares of Common Stock, or may sell or otherwise dispose of all or portions of the Common Stock beneficially owned by such Reporting Person, in public and private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of its positions in, or to obtain greater exposure to, the Common Stock or other securities. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of any of their Common Stock by the Act. See "Item 6."

Item 5.      Interest in Securities of the Issuer.

(a) According to the Issuer, there were 67,725,661 shares of Common Stock outstanding as of November 18, 2005. Each of Mr. English and the LLC
beneficially owns (as defined by Rule 13d-3 under the Act) 3,533,768 shares of
Common Stock (500,000 of which are issuable upon exercise of the Warrant), representing 5.1% of the outstanding shares of Common Stock. By virtue of the relationship described in Item 2(a) above, Mr. English may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Livingston.

         Because of the relationship described in Item 2(a) above, the Reporting
Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group.

(b) Each of Mr. English and the LLC has the shared power to direct the vote of or vote the 3,533,768 shares owned by Livingston and the shared power to direct the disposition or dispose of all such shares.

(c) Except for the receipt of the 800,000 shares of Common Stock pursuant to the
Term Sheet and the definitive documentation executed thereunder, neither Mr.
English nor Livingston has effected any transaction in the shares of Common
Stock during the past 60 days.

(d) No person other than the Reporting Persons, with respect to the shares of
Common Stock beneficially owned by each of them, has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to the securities of the Issuer except for the (i) Warrant, (ii) the Second Warrant and
(iii) the Registration Rights Agreement. See "Item 3."

Item 7.      Material to be Filed as Exhibits.

Exhibit 99.1:       Joint Filing Agreement.

Exhibit 99.2:       Amended and Restated Agreement and Plan of Merger, dated as of February 21, 2002, by and among Zenascent, Inc., a
                    Delaware corporation, Zenascent Newco Inc., a Delaware
                    corporation, Cedric Kushner Boxing, Inc., a Delaware

                    corporation, Cedric Kushner Promotions, Ltd., a New York
                    corporation, Cedric Kushner and James DiLorenzo, was
                    previously filed with the SEC as an Exhibit to the Issuer's
                    Current Report on Form 8-K filed on February 27, 2002 and is incorporated herein by reference.

Exhibit 99.3:       Term Sheet for Modification of Loan and Consulting
                    Arrangements dated as of February 10, 2005, by and among
                    Livingston Investments, L.L.C., Mackin Charitable Remainder
                    Trust, Cedric Kushner Promotions, Inc., Cedric Kushner
                    Promotions, Ltd. and Cedric Kushner Boxing, Inc., was
                    previously filed with the SEC as an Exhibit to the Issuer's
                    Current Report on Form 8-K filed on February 15, 2005 and is incorporated herein by reference.

Exhibit 99.4:       Zenascent, Inc. Warrant To Purchase Common Stock, dated
                    April 30, 2002, issued to Livingston Investments, L.L.C.

Exhibit 99.5:       Letter Agreement, dated September 10, 2002, by and between
                    Zenascent, Inc. and Livingston Investments, L.L.C.

Exhibit 99.6:       Termination of Loan and Related Agreements, dated as of
                    November 1, 2005, by and among Mackin Charitable Remainder
                    Trust, Cedric Kushner Boxing, Inc., Livingston Investments,
                    L.L.C., Big Content, Inc., Cedric Kushner Promotions, Inc.
                    and Cedric Kushner Promotions, Ltd.

Exhibit 99.7:       Termination of Loan, dated as of November 1, 2005, by and
                    between Cedric Kushner Promotions, Inc. and Livingston
                    Investments, L.L.C.

Exhibit 99.8:       Stock Purchase Warrant, dated November 1, 2005, issued to
                    Livingston Investments, L.L.C.

Exhibit 99.9:       Registration Rights Agreement, dated November 1, 2005, by
                    and between Cedric Kushner Promotions, Inc. and Livingston
                    Investments, L.L.C.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2005

                                         /s/ Chester F. English III
                                         --------------------------
                                         Chester F. English III

                                       10

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2005

                                         LIVINGSTON INVESTMENTS, L.L.C.

                                         By:  /s/ Chester F. English III
                                            ----------------------------
                                            Chester F. English III
                                            Manager

                                       11

                                  EXHIBIT INDEX

Exhibit 99.1:       Joint Filing Agreement.

Exhibit 99.2:       Amended and Restated Agreement and Plan of Merger, dated as of February 21, 2002, by and among Zenascent, Inc., a
                    Delaware corporation, Zenascent Newco Inc., a Delaware
                    corporation, Cedric Kushner Boxing, Inc., a Delaware
                    corporation, Cedric Kushner Promotions, Ltd., a New York
                    corporation, Cedric Kushner and James DiLorenzo, was
                    previously filed with the SEC as an Exhibit to the Issuer's
                    Current Report on Form 8-K filed on February 27, 2002 and is incorporated herein by reference.

Exhibit 99.3:       Term Sheet for Modification of Loan and Consulting
                    Arrangements dated as of February 10, 2005, by and among
                    Livingston Investments, L.L.C., Mackin Charitable Remainder
                    Trust, Cedric Kushner Promotions, Inc., Cedric Kushner
                    Promotions, Ltd. and Cedric Kushner Boxing, Inc., was
                    previously filed with the SEC as an Exhibit to the Issuer's
                    Current Report on Form 8-K filed on February 15, 2005 and is incorporated herein by reference.

Exhibit 99.4:       Zenascent, Inc.Warrant To Purchase Common Stock, dated April
                    30, 2002, issued to Livingston Investments, L.L.C.

Exhibit 99.5:       Letter Agreement, dated September 10, 2002, by and between
                    Zenascent, Inc. and Livingston Investments, L.L.C.

Exhibit 99.6:       Termination of Loan and Related Agreements, dated as of
                    November 1, 2005, by and among Mackin Charitable Remainder
                    Trust, Cedric Kushner Boxing, Inc., Livingston Investments,
                    L.L.C., Big Content, Inc., Cedric Kushner Promotions, Inc.
                    and Cedric Kushner Promotions, Ltd.

Exhibit 99.7:       Termination of Loan, dated as of November 1, 2005, by and
                    between Cedric Kushner Promotions, Inc. and Livingston
                    Investments, L.L.C.

Exhibit 99.8:       Stock Purchase Warrant, dated November 1, 2005, issued to
                    Livingston Investments, L.L.C.

Exhibit 99.9:       Registration Rights Agreement, dated November 1, 2005, by
                    and between Cedric Kushner Promotions, Inc. and Livingston
                    Investments, L.L.C.

                                       12